SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

YPF

3Q26

EARNINGS WEBCAST PRESENTATION

Webcast on Oct 29, 2026
9:00 am ET / 10:00 am BAT

Follow the presentation vía website:

CLICK HERE

YPF S.A.

CONSOLIDATED RESULTS

INVESTOR RELATIONS CENTER

https://investors.ypf.com

Inversoresypf@ypf.com

Margarita.chun@ypf.com

IR TEAM

MARGARITA CHUN – IR MANAGER

VALENTINA LÓPEZ – IR

CHRISTIAN GONZÁLEZ – IR

3Q26	YPF	YPF	3Q26

MAIN HIGHLIGHTS OF 3Q26

	KPI	3Q26	2Q26	Q/Q Δ	3Q25	Y/Y Δ	9M26	9M25	Δ
Financial	Revenues	6,557	6,574	0%	4,643	41%	18,077	13,892	30%
	Adjusted EBITDA	2,503	2,804	-11%	1,357	84%	6,901	3,726	85%
	Net Result	1,196	1,205	-1%	(198)	N/A	2,810	(150)	N/A
	CAPEX	1,287	1,340	-4%	1,017	26%	3,607	3,391	6%
	FCF	901	824	9%	(759)	N/A	2,596	(2,081)	N/A
	Net Debt	6,596	7,654	-14%	9,595	-31%	6,596	9,595	-31%
	Net Leverage Ratio (x)	0.81	1.09	-26%	2.10	-62%	0.81	2.10	-62%
Upstream	Hydrocarbon Production (Kboe/d) (1)	532.0	544.4	-2%	523.1	2%	533.8	540.2	-1%
	Crude Oil (Kbbl/d)	261.4	265.5	-2%	239.8	9%	265.9	252.4	5%
	Natural Gas (Mm3/d)	36.5	37.3	-2%	38.4	-5%	35.5	38.5	-8%
	NGL (Kbbl/d)	41.3	44.6	-8%	41.9	-2%	44.5	45.7	-3%
	Crude Oil Price (US$/bbl)	81.4	91.1	-11%	60.0	36%	80.3	62.6	28%
	Natural Gas Price (US$/MBTU)	4.4	4.2	4%	4.3	1%	3.9	3.8	2%
	Crude Oil Exports (Kbbl/d)	32.2	33.8	-5%	38.3	-16%	34.7	39.5	-12%
	Shale Oil Production (Kbbl/d)	224.1	212.7	5%	170.0	32%	214.1	154.2	39%
	Total Lifting Cost (US$/boe) (2)	7.8	8.5	-8%	8.8	-12%	8.4	12.1	-31%
	Lifting cost shale oil hub (US$/boe) (2)	4.2	4.2	0%	4.1	3%	4.1	4.5	-8%
Midstream & Dw	Crude Processed (Kbbl/d)	344.0	350.8	-2%	326.2	5%	346.4	315.2	10%
	Refineries' Utilization Rate (%)	102%	104%	-2%	97%	5%	102%	93%	10%
	Local Fuels Volume Sold (Km3) (3)	3,733	3,869	-4%	3,655	2%	11,234	10,591	6%
	Local Fuels Net Price (US$/m3)	865	920	-6%	608	42%	836	648	29%
	Imported Fuels (Km3) (3)	-	-	N/A	50	N/A	-	222	N/A
	R&M Adj. EBITDA (US$/bbl)	25.6	22.5	14%	7.1	258%	21.0	11.9	76%

In US$ million, unless noted otherwise. EBITDA = Operating income + Depreciation of PP&E + Depreciation of the right of use assets + Amortization of intangible assets + Unproductive exploratory drillings + (Reversal) / Deterioration of PP&E. Adjusted EBITDA = EBITDA that excludes IFRS 16 effects +/- one-off items. Net Leverage Ratio = Net Debt / LTM Adj. EBITDA. FCF = Cash flow from Operations less CAPEX (Investing activities), M&A (Investing activities), and interest and leasing payments (Financing activities). Fuels = diesel + gasoline. R&M is refining and marketing business, excluding petrochemicals, figures restated due to reallocation of agribusiness from Midstream & Downstream to New Energies segment. (1) Includes additional 4.9% of Bandurria Sur block as from May-26, not consolidated in YPF balance sheet. (2) Underlying lifting costs exclude specific well servicing costs. Including them, lifting costs would have been (US$/BOE, total and shale oil hub, respectively): 8.1 and 5.0 (3Q26); 8.7 and 4.7 (2Q26); 8.8 and 4.3 (3Q25); 8.6 and 4.6 (9M26); and 12.2 and 4.5 (9M25). (3) Local Fuels Volume Sold & Imported Fuels include Refinor as from Oct-25.

Adjusted EBITDA reached US$2,503 million (-11% q/q; +84% y/y), YPF’s second-highest quarterly result after the record set in 2Q26. The Adjusted EBITDA margin remained strong at 38%.

The sequential decline primarily reflected inventory valuation effects and lower refined product realizations prices as international prices declined in 3Q26. These impacts were partly offset by seasonally higher natural gas sales and lower price-linked costs, mainly third-party crude purchases, royalties and other taxes.

Year-on-year growth was primarily driven by higher pricing environment, lower lifting costs as exposure to conventional assets declined, combined with growing shale output and increased refinery throughput.

3Q26	YPF	YPF	3Q26

CAPEX totaled US$1,287 million (-4% q/q; +26% y/y), with 70% allocated to unconventional operations. The sequential decline mainly reflected the signing bonus accrued in 2Q26 for unconventional concessions covering five blocks dedicated to the Argentina LNG Project, partly offset by increased drilling and workover activity in 3Q26.

Shale oil production averaged 224 kbbl/d (+5% q/q; +32% y/y), accounting for 86% of total oil production, up from 80% in 2Q26 and 71% in 3Q25. We remain firmly on track to meet our 2026 average production target of 215 kbbl/d and comfortably achieve a December 2026 exit rate of 250 kbbl/d.

YPF acquired the remaining 25% stake in YPF Luz for US$430 million through acquisition financing, bringing ownership to 100% and fully consolidating the company. The transaction positions YPF to capture the value of a leading power generation platform, with long-term growth opportunities in efficient thermal generation and renewables.

Refinery throughput remained strong at 344 kbbl/d (-2% q/q; +5% y/y). Despite scheduled maintenance at La Plata in September 2026, YPF again met domestic demand without fuel imports, increased fuel exports and achieved record premium gasoline production in 3Q26.

Free cash flow reached US$901 million (+US$77 million q/q; +US$1.7 billion y/y), YPF’s second-highest quarterly result. Strong Adjusted EBITDA and initial proceeds from the sales of Metrogas and the Mendoza Non-Operated and Chachahuen conventional clusters comfortably covered CAPEX and regular interest and income tax payments. Consequently, net leverage declined to 0.8x, its lowest level in a decade.

In September 2026, YPF returned to international capital markets with a US$1.2 billion 9-year bond at a 7.85% yield and a record-low spread for YPF of ~300 basis points over U.S. Treasuries. A portion of the proceeds pre-funded 2027 and 2029 maturities.

Key project milestones:

•         VMOS: The two monobuoys arrived at the port in Río Negro Province in early October 2026. With ~85% progress as of September 2026, the project remains on track for commercial operation (COD) by year-end, with first oil expected in early 2027.

•         Argentina LNG: YPF received a non-binding financing proposal of up to US$6 billion from US EXIM bank to support development of the project’s integrated LNG export value chain.

Buenos Aires, 28/10/2026 – YPF (ByMA: YPFD | NYSE: YPF1). Information based on financial statements (FS) prepared according to IFRS in force in Argentina. The sum of the parts of certain figures is subject to rounding. The Company’s functional currency is US$.

1. ANALYSIS OF CONSOLIDATED RESULTS OF 3Q26

Consolidated Revenues Breakdown	3Q26	2Q26	3Q25	Q/Q ∆	Y/Y ∆	9M26	9M25	Y/Y ∆
Unaudited Figures, in US$ million
Diesel	2,146	2,430	1,467	-11.7%	46.3%	6,239	4,514	38.2%
Gasoline	1,294	1,332	929	-2.8%	39.3%	3,756	2,890	30.0%
Natural gas as producers (third parties)	536	456	523	17.3%	2.3%	1,275	1,276	-0.1%
Other	1,435	1,257	1,067	14.2%	34.5%	3,689	3,081	19.8%
Total Domestic Market	5,411	5,475	3,986	-1.2%	35.7%	14,959	11,760	27.2%
Jet fuel	172	184	87	-6.5%	97.6%	514	254	102.5%
Grain and flours	241	216	139	11.4%	73.1%	600	444	35.2%
Crude oil	264	304	238	-13.2%	10.9%	823	732	12.5%
Petchem & Other	470	395	193	18.8%	143.3%	1,181	703	68.0%
Total Export Market	1,146	1,099	657	4.3%	74.5%	3,118	2,132	46.2%
Total Revenues	6,557	6,574	4,643	-0.3%	41.2%	18,077	13,892	30.1%

 1 ADR = 10 share. Total issued capital stock amounted to 3,933,127,930 shares as of Sep-26 (51% Argentina Government; 29% NYSE and 20% ByMA).

3Q26	YPF	YPF	3Q26

Net Revenues amounted to US$6,557 million, essentially flat q/q, primarily driven by lower local fuel prices, particularly diesel (2Q26 recorded extraordinary sales to other refineries, in addition to diesel seasonal impact), besides lower crude oil exports amid decreased Brent prices. These effects were largely offset by higher seasonal local natural gas sales and increased exports of fuels, mainly gasoline, virgin naphtha and grain and flour.

Unaudited Figures, in US$ million	3Q26	2Q26	3Q25	Q/Q ∆	Y/Y ∆	9M26	9M25	Y/Y ∆

Lifting cost	(401)	(427)	(426)	-6.0%	-5.8%	(1,245)	(1,795)	-30.6%
Other Upstream	(139)	(112)	(184)	23.9%	-24.3%	(339)	(489)	-30.6%
OPEX Downstream	(549)	(540)	(517)	1.7%	6.2%	(1,564)	(1,571)	-0.4%
Other Midstream & Downstream	(177)	(165)	(113)	7.4%	56.5%	(539)	(330)	63.2%
LNG & IG, New Energies, Corp. & Other	(271)	(223)	(117)	21.4%	132.8%	(712)	(444)	60.5%
Total OPEX	(1,538)	(1,468)	(1,356)	4.8%	13.4%	(4,400)	(4,629)	-5.0%
Depreciation & Amortization	(834)	(878)	(836)	-5.0%	-0.2%	(2,455)	(2,430)	1.0%
Royalties	(310)	(348)	(235)	-11.1%	31.6%	(906)	(740)	22.3%
Other costs	(387)	(393)	(287)	-1.3%	35.1%	(1,111)	(921)	20.7%
Total Other Costs	(1,531)	(1,619)	(1,358)	-5.4%	12.7%	(4,472)	(4,091)	9.3%
Fuels imports (including jet fuel)	(9)	(4)	(35)	108.4%	-75.8%	(15)	(147)	-89.7%
Crude oil purchases to third parties	(771)	(878)	(688)	-12.1%	12.0%	(2,320)	(1,615)	43.6%
Biofuel purchases	(304)	(305)	(208)	-0.4%	46.2%	(891)	(678)	31.4%
Agro products purchases	(262)	(263)	(226)	-0.6%	16.0%	(650)	(568)	14.4%
Other purchases	(290)	(191)	(221)	51.6%	31.2%	(678)	(606)	11.8%
Stock variations	(93)	178	54	N/A	N/A	90	(9)	N/A
Total Purchases & Stock Variations	(1,728)	(1,463)	(1,324)	18.1%	30.5%	(4,463)	(3,623)	23.2%
Other operating results, net	161	(203)	(48)	N/A	N/A	(122)	(397)	-69.3%
Inventories write-down and reversal of impairment losses of property, plant and equipment	-	(8)	(5)	N/A	N/A	(8)	4	N/A
Operating Costs + Purchases + Impairment of Assets	(4,636)	(4,761)	(4,091)	-2.6%	13.3%	(13,465)	(12,736)	5.7%

Stock variations include price effects by (US$37)  million in 3Q26, US$219 million for 2Q26, (US$4) million for 3Q25, US$ 159 million for 9M26 and (US$ 96) million for 9M25.

OPEX posted US$1,538 million (+5% q/q), mainly due to higher costs in real terms across business units, and to a minor extent, updated environmental provisions, mostly in non-operated assets, partially mitigated by lifting cost savings related to reduced exposure to conventional fields. Other Costs were US$1,531 million (-5% q/q), largely due to non-recurring PP&E depreciation in 2Q26 (reassessment of useful lives of certain assets), while 3Q26 recorded lower royalties, other revenue-related taxes and export duties, explained by decreased oil prices, partially offset by higher depreciation at Bajo del Toro block in 3Q26 with higher production.

Purchases & Stock Variations totaled US$1,728 million (+18% q/q). Purchases were broadly unchanged q/q, as lower third-party crude oil prices were partly offset by seasonally higher natural gas purchases. YPF again operated without diesel or gasoline imports in 3Q26. Stock Variations were negative at US$93 million, compared to positive US$178 million in 2Q26, reaching a total gap of US$271 million, mainly reflecting the exceptionally high valuation of inventories during 2Q26 with peak international prices.

Other operating net results totaled positive US$161 million (vs. negative US$203 million in 2Q26), mainly due to the positive result in 3Q26 from sale of conventional assets, while 2Q26 recorded a negative result from changes in the fair value of conventional assets held for sale and reassessment of commitments, also mostly related to mature fields.

Consolidated Net Income Breakdown	3Q26	2Q26	3Q25	Q/Q ∆	Y/Y ∆	9M26	9M25	Y/Y ∆
Unaudited Figures, in US$ million
Operating income / (loss)	1,921	1,813	552	6.0%	248.0%	4,612	1,156	299.0%
Result from equity interests in associates and joint ventures	134	115	32	16.5%	318.8%	350	107	227.1%
Financial results, net	(228)	(130)	(245)	75.4%	-6.9%	(685)	(746)	-8.2%
Net result before tax	1,827	1,798	339	1.6%	438.7%	4,277	517	727.3%
Income tax	(631)	(593)	(537)	6.4%	17.5%	(1,467)	(667)	119.9%
Net result	1,196	1,205	(198)	-0.7%	N/A	2,810	(150)	N/A
Net Income before impairment of assets	1,196	1,210	(195)	-1.2%	N/A	2,815	(153)	N/A

3Q26	YPF	YPF	3Q26

Financial net results posted a loss of US$228 million (vs. a loss of US$130 million in 2Q26), as 2Q26 recorded lower liabilities in dollar terms.

The income tax recorded a charge of US$631 million (+6% q/q), reflecting a recurring charge in line with the applicable corporate income tax rate. Consequently, net result totaled a gain of US$1,196 million (vs. US$1,205 million in 2Q26).

2. ADJ. EBITDA & CAPEX

2.1 ADJ. EBITDA RECONCILIATION

Reconciliation of Adjusted EBITDA	3Q26	2Q26	3Q25	Q/Q ∆	Y/Y ∆	9M26	9M25	Y/Y ∆
Unaudited Figures, in US$ million
Net result	1,196	1,205	(198)	-0.7%	N/A	2,810	(150)	N/A
Financial results, net	228	130	245	75.4%	-6.9%	685	746	-8.2%
Result from equity interests in associates and joint ventures	(134)	(115)	(32)	16.5%	318.8%	(350)	(107)	227.1%
Income tax	631	593	537	6.4%	17.5%	1,467	667	119.9%
Unproductive exploratory drillings	-	3	-	N/A	N/A	12	1	N/A
Depreciation & amortization	834	878	836	-5.0%	-0.2%	2,455	2,430	1.0%
Inventories write-down and (reversal) of impairment losses of property, plant and equipment	-	8	5	N/A	N/A	8	(4)	N/A
EBITDA	2,755	2,702	1,393	2.0%	97.8%	7,087	3,583	97.8%
Leasing	(77)	(94)	(88)	-18.5%	-13.2%	(257)	(255)	0.7%
Provision for operating optimizations	(1)	(13)	60	-92.3%	N/A	56	90	-37.8%
Result from sale of assets	(171)	-	(34)	N/A	402.9%	(175)	(216)	-19.0%
Result from changes in fair value of assets held for sale	-	147	(4)	N/A	N/A	133	240	-44.6%
Provision for severance indemnities	5	(6)	2	N/A	150.0%	(1)	28	N/A
Provision for obsolescence of materials and equipment	(17)	(11)	(19)	54.5%	-10.5%	(37)	240	N/A
Result from revaluation of companies	-	-	-	N/A	N/A	-	(45)	N/A
Result from liabilities for agreements	-	82	-	N/A	N/A	82	-	N/A
Miscellaneous – Mature Fields & Others	9	(3)	48	N/A	-81.2%	13	61	-79.2%
Adjusted EBITDA	2,503	2,804	1,357	-10.7%	84.4%	6,901	3,726	85.2%

2.2 ADJ. EBITDA & CAPEX BY SEGMENT

By Segment		3Q26	2Q26	Q/Q Δ	3Q25	Y/Y Δ	9M26	9M25	Δ
Adj. EBITDA	Upstream	1,575	1,725	-9%	1,046	51%	4,449	2,614	70%
	Midstream & Downstream	1,030	947	9%	384	169%	2,572	1,398	84%
	LNG & IG	(5)	(2)	150%	(1)	283%	(7)	(6)	12%
	New Energies	102	59	72%	61	66%	191	125	53%
	Corp	(164)	(154)	7%	(103)	59%	(465)	(284)	64%
	Eliminations & Others	(36)	228	N/A	(30)	17%	161	(122)	N/A
	Total Adj. EBITDA	2,503	2,804	-11%	1,357	84%	6,901	3,726	85%
CAPEX	Upstream	932	1,066	-13%	751	24%	2,781	2,595	7%
	Midstream & Downstream	280	213	31%	218	28%	643	668	-4%
	LNG & IG	17	23	-26%	9	89%	58	26	123%
	New Energies	10	8	25%	7	33%	27	26	4%
	Corp	49	31	57%	31	56%	99	77	29%
	Total CAPEX	1,287	1,340	-4%	1,017	26%	3,607	3,391	6%

Note: Midstream & Dw Adjusted EBITDA excludes inventories price effect of oil products, which are included in Eliminations & Other.

3Q26	YPF	YPF	3Q26

3. ANALYSIS OF RESULTS BY SEGMENT

3.1 UPSTREAM

Upstream Financials	3Q26	2Q26	3Q25	Q/Q ∆	Y/Y ∆	9M26	9M25	Y/Y ∆
Unaudited Figures, in US$ million
Crude oil	1,920	2,179	1,323	-11.9%	45.1%	5,743	4,293	33.8%
Natural gas	610	537	611	13.4%	-0.2%	1,493	1,546	-3.4%
Other	6	25	33	-74.1%	-80.4%	62	90	-31.6%
Revenues	2,536	2,741	1,967	-7.5%	28.9%	7,298	5,929	23.1%
Depreciation & amortization	(577)	(632)	(615)	-8.7%	-6.2%	(1,731)	(1,805)	-4.1%
Lifting cost	(401)	(427)	(426)	-6.0%	-5.8%	(1,245)	(1,795)	-30.6%
Royalties	(307)	(346)	(234)	-11.3%	31.1%	(899)	(736)	22.2%
Other costs	(39)	(381)	(273)	-89.8%	-85.8%	(640)	(1,086)	-41.1%
Operating income before impairment of assets	1,212	955	419	26.9%	189.3%	2,783	507	448.9%
Operating income / (loss)	1,212	955	419	26.9%	189.3%	2,783	507	448.9%
Depreciation & amortization	577	632	615	-8.7%	-6.2%	1,731	1,805	-4.1%
Unproductive exploratory drillings	-	-	-	N/A	N/A	9	1	800.0%
EBITDA	1,789	1,587	1,034	12.7%	73.0%	4,523	2,313	95.5%
Leasing	(39)	(55)	(42)	-30.2%	-6.8%	(143)	(142)	0.8%
Provision for operating optimizations	(1)	(13)	60	-92.3%	N/A	56	90	-37.8%
Result from sale of assets	(171)	-	(34)	N/A	402.9%	(175)	(216)	-19.0%
Result from changes in fair value of assets held for sale	-	147	(4)	N/A	N/A	133	240	-44.6%
Provision for severance indemnities	5	(6)	2	N/A	150.0%	(1)	28	N/A
Provision for obsolescence of materials and equipment	(17)	(11)	(19)	54.5%	-10.5%	(37)	240	N/A
Result from liabilities for agreements	-	82	-	N/A	N/A	82	-	N/A
Miscellaneous – Mature Fields	9	(5)	48	N/A	-81.3%	10	61	-82.9%
Adjusted EBITDA	1,575	1725	1046	-8.7%	50.7%	4,449	2,614	70.2%
CAPEX	932	1,066	751	-12.6%	24.0%	2,781	2,595	7.2%

Unit Cash Costs	3Q26	2Q26	3Q25	Q/Q ∆	Y/Y ∆	9M26	9M25	Y/Y ∆
Unaudited Figures, in US$/boe
Lifting Cost (*)	7.8	8.5	8.8	-8.3%	-11.9%	8.4	12.1	-31.0%
Royalties and other taxes	7.4	8.5	6.0	-13.1%	23.9%	7.4	6.4	16.5%
Other Costs	3.0	2.5	4.0	18.4%	-25.5%	2.3	3.4	-31.4%
Total Cash Costs (US$/boe)	18.6	19.7	18.8	-5.3%	-0.9%	18.5	23.6	-21.8%

(*) Underlying lifting costs exclude specific well servicing costs. Including them, lifting costs would have been (US$/BOE, total and shale oil hub, respectively): 8.1 and 5.0 (3Q26); 8.7 and 4.7 (2Q26); 8.8 and 4.3 (3Q25); 8.6 and 4.6 (9M26); and 12.2 and 4.5 (9M25).

Revenues totaled US$2,536 million (-7% q/q), primarily reflecting a 10% q/q decline in realized oil prices, driven by lower Brent prices and a return to the customary domestic discount of Medanito price to Brent in 3Q26, compared with an exceptional premium in 2Q26. Revenues were also impacted by lower conventional oil production under the divestment program. These effects were partially offset by seasonally peak natural gas sales (+9% in volume and +4% in price) and continued growth in shale output.

Depreciation and amortization amounted to US$577 million (-9% q/q), largely explained by the non-recurring PP&E depreciation in 2Q26, slightly offset by higher activity at Bajo del Toro shale oil block in 3Q26.

Lifting costs reached US$7.8/BOE (-8% q/q), mostly due to the continued divestment of conventional assets, partially offset by higher costs in real terms. It is worth noting that lifting costs declined by 12% interannually, reflecting the progress achieved in our conventional divestment strategy. Lifting costs at the shale oil hub2 remained competitive at US$4.2/BOE on a 100% working-interest basis.

Royalties and other taxes averaged US$7.4/BOE (-13% q/q), primarily reflecting lower realized oil prices, partly offset by peak seasonal natural gas prices. Other costs declined to US$39 million (-90% q/q), mainly reflecting the positive impact of closing the sale of the Malargüe conventional cluster in September 2026. By comparison, 2Q26 included a negative change in the fair value of assets held for sale (Manantiales Behr) and the reassessment of commitments, primarily related to mature fields.

Adj. EBITDA totaled US$1,575 million (-9% q/q), primarily reflecting lower realized oil prices as Brent contracted from its 2Q26 rally. The decline was partly offset by peak winter natural gas sales, lower price-linked royalties and reduced lifting costs following the divestment of the Manantiales Behr conventional block.

CAPEX totaled US$932 million (-13% q/q), with 97% allocated to unconventional assets, primarily drilling and facilities. The sequential decline mainly reflected the signing bonus accrued in 2Q26 for unconventional concessions covering five blocks assigned to the Argentina LNG Project, partly offset by increased activity at La Angostura Sur in 3Q26.

2 Five shale oil blocks operated by YPF: La Angostura Sur I and II (YPF owns 100%), Loma Campana (50%), La Amarga Chica (50%), Bandurria Sur (40% as of 1Q26, and 44.9% as from May-26) and Aguada del Chañar (51%). La Angostura Sur is south-hub block and the rest core-hub blocks.

3Q26	YPF	YPF	3Q26

Gross unconventional horizontal oil wells recorded strong metrics in 3Q26:

•         Drilled wells increased 14% q/q, recording 64 wells (66% average working interest or “avg. WI”) vs. 56 wells (66% avg. WI) in 2Q26, all of them operated by YPF;

•         Completion activity remained strong, stable q/q at 61 wells (71% avg. WI) vs. 61 wells (53% avg. WI) in 2Q26, all of them operated by YPF and 50 operated by YPF, respectively; and

•         Tied‑in wells decreased 11% q/q to 58 wells (72% avg. WI) vs. 65 wells in 2Q26 (53% avg. WI), all of them operated by YPF and 54 operated by YPF, respectively.

During 3Q26, YPF achieved a new milestone in our drilling operations. We managed to drill the longest slim well of 4,770 meters of horizontal length in a single run. The result was subsequently replicated in 3 additional wells within ~10 days, demonstrating scalability and consistency of our operation across different rigs and service providers.

In terms of efficiencies within our unconventional operations, drilling and fracking performance remained at strong levels in 9M26. We averaged 354 meters/day of drilling in our shale oil hub blocks and reached 11.1 stages/set/day on unconventional fracking (equivalent to 294 stages per set per month), supported with 18.8 pumping hours per day.

Upstream Operating data	3Q26	2Q26	3Q25	Q/Q ∆	Y/Y ∆	9M26	9M25	Y/Y ∆
Unaudited Figures
Net Production Breakdown
Crude Production (Kbbld)	261.4	265.5	239.8	-1.5%	9.0%	265.9	252.4	5.4%
Conventional	36.4	52.0	69.0	-30.0%	-47.2%	51.0	97.1	-47.5%
Shale	224.1	212.7	170.0	5.3%	31.8%	214.1	154.2	38.8%
Tight	0.9	0.7	0.9	35.0%	5.5%	0.8	1.1	-27.9%
NGL Production (Kbbld)	41.3	44.6	41.9	-7.5%	-1.5%	44.5	45.7	-2.7%
Conventional	6.3	6.6	11.3	-4.5%	-44.2%	6.6	12.2	-46.2%
Shale	34.8	37.9	30.4	-8.1%	14.6%	37.8	33.1	14.2%
Tight	0.2	0.1	0.3	18.9%	-38.4%	0.2	0.5	-63.7%
Gas Production (Mm3d)	36.5	37.3	38.4	-2.1%	-5.0%	35.5	38.5	-7.7%
Conventional	6.3	6.9	8.7	-9.2%	-27.9%	6.9	10.4	-34.2%
Shale	27.1	27.5	26.3	-1.2%	3.3%	25.8	24.5	5.2%
Tight	3.0	2.8	3.4	6.0%	-10.2%	2.9	3.5	-19.5%
Total Production (Kboed)	532.0	544.4	523.1	-2.3%	1.7%	533.8	540.2	-1.2%
Conventional	82.3	102.3	135.2	-19.5%	-39.1%	100.7	174.8	-42.4%
Shale	429.6	423.4	365.6	1.5%	17.5%	414.2	341.6	21.3%
Tight	20.0	18.7	22.2	7.1%	-9.9%	18.9	23.8	-20.7%
Average realization prices
Crude Oil (USD/bbl)	81.4	91.1	60.0	-10.7%	35.6%	80.3	62.6	28.2%
Natural Gas (USD/MMBTU)	4.4	4.2	4.3	4.4%	1.0%	3.9	3.8	2.0%

Crude oil production recorded 261 kbbl/d (-2% q/q), reflecting the ongoing divestment program for conventional fields, largely offset by shale oil growth, supported by the strong increase from Bandurria Sur, Bajo del Toro Norte, La Calera, and La Angostura Sur. As a result, shale oil accounts for 86% of total crude oil production.

Natural gas production declined to 36.5 mm3/d (-2% q/q), mainly explained by lower conventional output (-9% q/q), while shale gas remained similar and representing 74% of our total natural gas production, mostly led by La Calera, Rincón del Mangrullo and Aguada Pichana Oeste blocks.

NGLs production decreased by -8% q/q to 41.3 kbbl/d, primarily driven by lower net production at MEGA facility as a result of maintenance activities and temporary restrictions in gas supply, partially offset by higher volumes from other processing facilities.

3Q26	YPF	YPF	3Q26

3.2 MIDSTREAM & DOWNSTREAM

Midstream & Downstream Financials	3Q26	2Q26	3Q25	Q/Q ∆	Y/Y ∆	9M26	9M25	Y/Y ∆
Unaudited Figures, in US$ million
Diesel (third parties)	2,146	2,430	1,467	-11.7%	46.3%	6,239	4,514	38.2%
Gasoline (third parties)	1,294	1,332	929	-2.8%	39.3%	3,756	2,890	30.0%
Other domestic market	809	760	593	6.4%	36.3%	2,141	1,754	22.1%
Export market	874	850	480	2.9%	82.2%	2,427	1,575	54.1%
Revenues	5,123	5,372	3,469	-4.6%	47.7%	14,563	10,732	35.7%
Depreciation & amortization	(204)	(182)	(185)	12.1%	10.3%	(562)	(512)	9.8%
OPEX Downstream	(549)	(540)	(517)	1.7%	6.2%	(1,564)	(1,571)	-0.4%
Fuels imports (including jet fuel - third parties)	(9)	(4)	(35)	108.4%	-75.8%	(15)	(147)	-89.7%
Crude oil purchases (intersegment + third parties)	(2,679)	(3,042)	(2,012)	-11.9%	33.2%	(8,028)	(5,908)	35.9%
Biofuel purchases (third parties)	(304)	(305)	(208)	-0.4%	46.2%	(891)	(678)	31.4%
Stock variations	187	(196)	9	N/A	N/A	673	(32)	N/A
Other	(438)	(407)	(334)	7.6%	31.0%	(1,273)	(958)	32.9%
Operating income / (loss) before impairment of assets	1,127	695	187	62.1%	502.6%	2,904	926	213.6%
Operating income / (loss)	1,127	695	187	62.1%	502.6%	2,904	926	213.6%
Depreciation & amortization	204	182	185	12.1%	10.3%	562	512	9.8%
EBITDA	1,331	877	372	51.7%	257.8%	3,466	1,438	141.0%
Leasing	(37)	(38)	(46)	-1.8%	-18.6%	(105)	(110)	-4.7%
Result from revaluation of companies	-	-	-	N/A	N/A	-	(44)	N/A
Miscellaneous – Others	-	-	(1)	N/A	N/A	-	(1)	N/A
Adjusted EBITDA	1,294	839	325	54.2%	297.8%	3,361	1,283	161.9%
Inventories price effect of oil products	263	(108)	(58)	N/A	N/A	789	(115)	N/A
Adjusted EBITDA excl. inventories price effect of oil products	1,030	947	384	8.8%	168.6%	2,572	1,398	84.0%
CAPEX	280	213	218	31.4%	28.2%	643	668	-3.7%

Stock variations include price effects by US$264 million for 3Q26, (US$110) million for 2Q26, (US$58) million in 3Q25, US$ 788 million for 9M 26 and (US$ 115) million for 9M 25.

Revenues totaled US$5,123 million (-5% q/q), mostly driven by lower prices in local fuel and oil exports in 3Q26, while 2Q26 recorded extraordinary sales of diesel to other refineries, besides seasonal effects. The decreased revenue level in 3Q26 was partially offset by higher gasoline demand and increased fuel exports, mainly gasoline.

Downstream OPEX totaled US$549 million, remaining broadly stable q/q (+2%). Fuel imports were limited to a marginal amount of jet fuel, with import costs increasing by US$4 million q/q due to higher jet fuel prices. As the previous quarter, in 3Q26 YPF operated without gasoline or diesel imports, which accounted for 0% of total fuel sales.

Crude oil purchases (intersegment and third-party) totaled US$2,679 million (-12% q/q), primarily reflecting lower crude oil prices and reduced refinery throughput during scheduled maintenance at La Plata in September 2026. Biofuel purchases remained broadly stable q/q: a 4% decline in biodiesel purchases (-4% in price; -1% in volume) was largely offset by a 5% increase in bioethanol purchases (+4% in volume), in line with stronger gasoline demand.

Stock variations were positive at US$187 million, compared with negative US$196 million in 2Q26, primarily reflecting the favorable mark-to-market impact on inventories of higher reference prices at the end of September 2026 versus lower prices at the end of June 2026.

Adj. EBITDA, excluding oil product inventory price effects, increased 9% q/q to US$1,030 million in 3Q26. Growth was primarily driven by lower crude oil purchases (Medanito crude returning to discount to Brent, following an exceptional premium in 2Q26), and wider refined product spreads. These benefits were partly offset by lower refinery throughput and domestic fuel prices.

Adj. EBITDA of the Refining & Marketing business, in unit terms, expanded to US$25.6/bbl, compared to US$22.5/bbl in 2Q26, reflecting the effects mentioned above.

3Q26	YPF	YPF	3Q26

CAPEX totaled US$280 million (+31% q/q), primarily driven by scheduled maintenance at La Plata in September 2026 and increased maintenance and integrity activities at the La Plata and Luján de Cuyo refineries during 3Q26. Investment was allocated to refining (56%), oil and gas midstream (25%), logistics (12%), and commercial and other activities (7%).

In our refineries, during 3Q26 CAPEX was mainly allocated to the following projects:

•         New fuel specifications project, following the startup of the new diesel hydrotreating unit at Luján de Cuyo in Jul-26, in compliance with Resolution No. 492/2023 (Secretary of Energy), YPF continued advancing the hydrotreating projects at La Plata and Plaza Huincul after reaching FID in 2Q26. Once completed, the entire refining system will comply with the latest diesel specifications.

In our midstream oil business unit, we continued moving forward in our main projects:

•         VMOS (Allen – Punta Colorada, ~440-km dedicated oil export pipeline, YPF: 30%): In Oct-26, construction of the pipeline was completed, and the project entered the commissioning phase. Construction of the onshore and offshore terminal facilities is ongoing, and overall project progress reached 85% as of Sep-26. First oil is expected in early 2027 (~180 kbbl/d), increasing to ~550 kbbl/d in 2H27.

•         VMOC Third Loop Expansion: construction progress reached ~90%, with mechanical completion expected in Oct-26.

•         La Angostura Sur Evacuation Project: In Aug-26, we completed construction of the new pipeline connecting the South Hub with the LLL-Centenario Pipeline, further enhancing evacuation capacity from Vaca Muerta.

In our midstream gas business unit, we also continued making progress on our main projects:

•         South Hub gathering project: In Sep-26 we completed the gas evacuation infrastructure associated with the Puesto López–LLL gas pipelines, with all pipeline sections already operational.

•         North Hub gathering project, following the completion of gas pipeline Narambuena and Bajo del Toro blocks – El Portón Industrial Complex, YPF continued advancing the gas treatment facilities, expected COD by 1Q27.

In logistics, following the successful commissioning of the revamped Luján de Cuyo-Monte Cristo product pipeline in 2Q26, increasing the product evacuation capacity from the Luján de Cuyo refinery, the Company continued advancing integrity works along the pipeline network supplying the La Plata refinery.

Midstream & Downstream Operating data	3Q26	2Q26	3Q25	Q/Q ∆	Y/Y ∆	9M26	9M25	Y/Y ∆
Unaudited Figures
Crude processed (Kbbld)	344.0	350.8	326.2	-1.9%	5.5%	346.4	315.2	9.9%
Refinery utilization (%)	101.8%	103.8%	96.5%	-202bps	526bps	102.5%	93.3%	922bps
Sales volume to third parties (YPF stand alone)
Sales of refined products (Km3)	5,191	5,193	4,842	0.0%	7.2%	15,407	14,136	9.0%
Total domestic market	4,455	4,565	4,425	-2.4%	0.7%	13,295	12,753	4.3%
of which Gasoline	1,522	1,500	1,501	1.5%	1.4%	4,600	4,394	4.7%
of which Diesel	2,209	2,360	2,154	-6.4%	2.6%	6,620	6,198	6.8%
Total export market	736	628	417	17.1%	76.5%	2,113	1,383	52.7%
Sales of petrochemical products (Ktn)	197	236	179	-16.4%	10.0%	634	561	12.9%
Domestic market	122	138	114	-11.3%	7.8%	380	342	11.3%
Export market	75	98	65	-23.7%	13.9%	254	220	15.5%
Net average prices
Gasoline (USD/m3) (domestic market)	776	824	567	-5.8%	36.8%	751	601	25.1%
Diesel (USD/m3) (domestic market)	922	981	637	-6.0%	44.8%	893	682	31.0%

Net Average domestic prices for gasoline and diesel are net of taxes, commissions, commercial bonuses and freights.

Refinery throughput averaged 344 kbbl/d (-2% q/q), primarily reflecting scheduled maintenance at the La Plata refinery beginning in September 2026. Refinery utilization nevertheless remained strong at 102%. This operating performance generated surplus gasoline and middle distillates, enabling YPF to meet domestic demand without fuel imports, supply other local refiners and further increase fuel exports, primarily gasoline.

Domestic fuel sales volumes (YPF stand-alone) totaled 3,731 thousand m3 (-3% q/q). The decline primarily reflected lower diesel sales (-6% q/q), following exceptionally high sales to local refiners in 2Q26, alongside softer demand from industrial and agribusiness customers in 3Q26. Higher gasoline sales (+1% q/q) partly offset the decline.

Petrochemical sales volumes declined 16% q/q, primarily reflecting lower domestic sales of propylene and aromatics, as well as reduced methanol exports due to plant shutdowns. Higher paraffin exports partly offset these declines.

Average net domestic fuel prices in U.S. dollar terms declined 6% q/q, reflecting YPF’s pricing buffer strategy to support demand amid international price volatility.

3Q26	YPF	YPF	3Q26

3.3 LNG & INTEGRATED GAS

LNG & Integrated Gas	3Q26	2Q26	3Q25	Q/Q ∆	Y/Y ∆	9M26	9M25	Y/Y ∆
Unaudited Figures, in US$ million
Natural gas (intersegment + third parties)	619	552	634	12.2%	-2.2%	1,521	1,556	-2.2%
Other	24	30	28	-18.4%	-13.8%	76	71	7.5%
Revenues	644	582	662	10.6%	-2.7%	1,597	1,627	-1.8%
Depreciation & amortization	(6)	(33)	(2.0)	-81.8%	200.0%	(40)	(3)	N/A
Natural gas purchases (intersegment + third parties)	(607)	(550)	(624)	10.4%	-2.7%	(1,500)	(1,561)	-3.9%
Operating cost & Other	(42)	(34)	(39)	22.9%	6.9%	(104)	(71)	46.4%
Operating profit or loss before impairment of assets	(11)	(35)	(3.0)	-68.1%	270.4%	(47)	(8)	482.8%
Operating profit or loss	(11)	(35)	(3.0)	-68.1%	270.4%	(47)	(8)	482.8%
Depreciation & amortization	6	33	2.0	-81.8%	200.0%	40	3	N/A
EBITDA	(5)	(2)	(1.0)	179.6%	411.1%	(7)	(5)	32.5%
Leasing	-	-	(0)	N/A	N/A	-	(1)	N/A
Adjusted EBITDA	(5)	(2)	(1)	179.6%	291.8%	(7)	(6)	5.9%
CAPEX	17	23	9	-26.1%	88.9%	58	26	123.1%

Adj. EBITDA remained broadly stable q/q, with a loss of US$5 million compared with a loss of US$2 million in 2Q26. The increased natural gas purchases to meet winter demand and higher provisions for doubtful receivables was largely offset by higher seasonal natural gas sales, particularly for residential and industrial customers.

CAPEX continued to focus primarily on the Argentina LNG project.

In August 2026, YPF submitted the Argentina LNG project under the RIGI framework. It represents Argentina’s largest-ever private investment project and the largest application submitted under RIGI. Total investment is expected to reach approximately US$51 billion over the life of the project, with approximately US$29 billion expected by 2031: US$24 billion for integrated LNG infrastructure and US$5 billion for upstream development. Project finance debt is expected to fund 60–70% of infrastructure investment.

3.4 NEW ENERGIES

New Energies	3Q26	2Q26	3Q25	Q/Q ∆	Y/Y ∆	9M26	9M25	Y/Y ∆
Unaudited Figures, in US$ million
Natural gas retail (third parties)	338	195	201	73.5%	68.1%	685	536	28.0%
Agro products	344	291	260	18.1%	32.6%	826	671	23.1%
Other	67	63	38	6.5%	74.3%	182	137	32.9%
Revenues	749	549	499	36.4%	50.1%	1,694	1,344	26.0%
Depreciation & amortization	(15)	(7)	(9)	114.3%	66.7%	(36)	(34)	5.9%
Natural gas purchases (intersegment + third parties)	(186)	(110)	(106)	68.4%	76.1%	(378)	(265)	42.3%
Agro products purchases (third parties)	(262)	(263)	(226)	-0.6%	16.0%	(650)	(568)	14.4%
Operating cost & Other	(200)	(122)	(107)	64.2%	87.4%	(481)	(385)	24.8%
Operating income before impairment of assets	87	47	52	85.1%	66.0%	150	91	64.1%
Reversal / (impairment) of property, plant and equipment	-	(8)	(5)	N/A	N/A	(8)	4	N/A
Operating income	87	39	47	123.1%	83.5%	142	95	48.8%
Depreciation & amortization	15	7	9	114.3%	66.7%	36	34	5.9%
Unproductive exploratory drillings (Lithium)	-	3	-	N/A	N/A	3	-	N/A
Reversal / (impairment) of property, plant and equipment	-	8	5	N/A	N/A	8	(4)	N/A
EBITDA	102	57	61	78.9%	66.1%	189	125	50.7%
Miscellaneous - Result from sale of companies	-	2	-	N/A	N/A	2	-	N/A
Adjusted EBITDA	102	59	61	72.1%	66.1%	191	125	52.5%
CAPEX	10	8	7	25.0%	33.4%	27	26	3.8%

Adj. EBITDA reached US$102 million (+72% q/q), primarily explained by higher seasonal natural gas sales from our subsidiary Metrogas, driven by stronger residential demand, partially offset by higher natural gas purchases, while agribusiness remained essentially flat.

In August 2026, YPF accepted Edenor’s offer to acquire YPF’s 70% equity stake in Metrogas and Metroenergía for US$780 million, advancing YPF’s portfolio optimization strategy, subject to closing. Until the transaction closes, the results of Metrogas and Metroenergía will continue to be consolidated within this business segment.

3Q26	YPF	YPF	3Q26

New Energies	3Q26	2Q26	3Q25	Q/Q ∆	Y/Y ∆	9M26	9M25	Y/Y ∆
Unaudited Figures
Sales volume to third parties (YPF stand alone)
Sales of fertilizers, grain and flours (Ktn)	681	601	535	13.3%	27.2%	1,667	1,489	11.9%
Domestic market	163	118	196	38.2%	-16.9%	365	403	-9.5%
Export market	517	483	339	7.2%	52.8%	1,302	1,086	19.9%

Fertilizers’ sales volume (100% local) expanded by 83% q/q, reflecting stronger agricultural activity and seasonal demand, while grain and flour sales volumes, almost fully allocated to exports (99.7% in 3Q26, 94% in 2Q26 and 98% in 3Q25) increased by 1% q/q, driven by stronger export market conditions.

4.       LIQUIDITY AND SOURCES OF CAPITAL

4.1 CASH FLOW SUMMARY

Free cash flow remained strong at US$901 million in 3Q26, the second-highest quarterly level in YPF’s history. Adjusted EBITDA of US$2.5 billion comfortably covered CAPEX of US$1.3 billion, regular interest payments of US$278 million and income tax payments of US$225 million. Cash generation also benefited from US$175 million in M&A proceeds, primarily initial collections from the sales of Metrogas and the Mendoza Non-Operated and Chachahuen conventional clusters, as well as a modest US$13 million contribution from working capital and other items.

Strong cash generation, together with a US$279 million contribution from new debt and other items, increased cash and short-term investments to approximately US$3.7 billion at the end of 3Q26, up from US$2.5 billion at the end of 2Q26, covering more than 2 years and a half of YPF’s debt maturity profile. Financing activity included the successful issuance of a US$1.2 billion international bond due in 2035 and the completion in September of tender offers for approximately US$531 million of international bonds due in 2027 and 2029.

Notes: YPF S.A. standalone. [1] Approximation of cash flow evolution, highlighting key figures. Cash & equivalents include Argentine sovereign bonds and Treasury notes. [2] M&A includes initial collection from the divestment of Chachahuen cluster (40) and the sale of Metrogas (78), both transactions subject to closing, among other collections. [3] Consider higher seasonal gas sales, dividend collections from affiliates (+19), contribution to affiliates (-50), among others. [4] Others include mainly FX differences and net collection for sale of financial assets.

3Q26	YPF	YPF	3Q26

4.2 NET DEBT

Net debt breakdown	3Q26	2Q26	3Q25	Q/Q ∆
Unaudited Figures, in US$ million
Short-term debt	1,578	1,607	2,653	-1.8%
Long-term debt	8,672	8,521	7,958	1.8%
Total debt	10,250	10,128	10,611	1.2%
Avg. Interest rate for US$-debt	7.3%	7.0%	6.7%
% of debt in USD	100.0%	99.5%	98.7%
Cash + short term investments	3,654	2,474	1,016	47.7%
% of liquidity dollarized	83.0%	67.6%	70.5%
Net debt	6,596	7,654	9,595	-13.8%

Average interest rates for US$ debt refer to YPF on a stand-alone basis.

As of September 30, 2026, YPF’s consolidated net debt totaled US$6,596 million (US$1,058 million lower q/q), driven by strong free cash flow generation that strengthened the Company’s liquidity position. As a result, our net leverage ratio improved from 1.09x in 2Q26 to 0.81x in 3Q26. This level also represents a 62% reduction from the peak in 3Q25 (2.10x) and positioned as the lowest level of net leverage achieved by YPF in more than a decade.

In terms of financing during 3Q26, YPF successfully returned to the international capital market, with a US$1.2 billion unsecured bond due in 2035 at a 7.85% yield. The transaction marked YPF’s largest bond issuance in 11 years and achieved a record-low spread of approximately 300 basis points over U.S. Treasuries. As part of its liability management strategy, the Company used a portion of the proceeds to repurchase US$531 million of international bonds maturing between 2027 and 2029, extending its debt maturity profile and reducing near-term refinancing needs.

In the local capital markets, YPF raised an additional US$171 million at a 5.5% yield through a reopening of its US$-MEP bond due in April 2030, originally issued in April 2026 for US$122 million. Following quarter-end, the Company raised an additional US$72 million US$-MEP bond at a 6.0% yield and initiated the early redemption of a US$140 million US$-MEP bond due in May 2027, scheduled for November 2026.

Regarding our maturity profile, for the remaining 3 months of 2026, the Company faces US$208 million of manageable maturities: US$88 million of local bonds (US$14.9 million repurchased after 3Q26); US$72 million of international bonds and the remaining in other local and international debts.

The following chart presents YPF’s consolidated debt maturity profile as of September 30, 2026, excluding interest:

3Q26	YPF	YPF	3Q26

5.       TABLES

5.1 CONSOLIDATED BALANCE SHEET

Consolidated Balance Sheet
Unaudited Figures	30-Sep-26	31-Dec-25
Non-current Assets
Intangible assets	846	1,068
Properties, plant and equipment	19,893	19,085
Right-of-use assets	735	537
Investments in associates and joint ventures	2,243	1,610
Deferred income tax assets, net	24	9
Other receivables	678	648
Trade receivables	3	5
Total Non-current Assets	24,422	22,962
Current Assets
Assets held for disposal	1,670	1,019
Inventories	1,559	1,447
Contract assets	3	3
Other receivables	896	1,159
Trade receivables	1,975	1,654
Investment in financial assets	1,667	262
Cash and cash equivalents	1,987	933
Total Current Assets	9,757	6,477
Total Assets	34,179	29,439
Total Shareholders´ Equity	14,016	11,044
Non-current Liabilities
Provisions	951	610
Deferred income tax liabilities, net	476	373
Contract liabilities	243	180
Income tax liability	756	830
Other taxes payable	11	18
Salaries and social security	171	63
Lease liabilities	442	273
Loans	8,672	8,226
Other liabilities	569	373
Accounts payable	5	6
Total non-current Liabilities	12,296	10,952
Current Liabilities
Liabilities directly associated with assets held for sale	739	1,181
Provisions	299	229
Contract liabilities	150	117
Income tax liability	1,233	73
Taxes payable	401	217
Salaries and social security	366	336
Lease liabilities	324	298
Loans	1,578	2,355
Other liabilities	546	399
Accounts payable	2,231	2,238
Total Current Liabilities	7,867	7,443
Total Liabilities	20,163	18,395
Total Liabilities and Shareholders’ Equity	34,179	29,439

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

3Q26	YPF	YPF	3Q26

5.2 CONSOLIDATED INCOME STATEMENT

Income Statement	3Q26	2Q26	3Q25	Q/Q ∆	Y/Y ∆	9M26	9M25	Y/Y ∆
Unaudited Figures, in US$ million
Revenues	6,557	6,574	4,643	-0.3%	41.2%	18,077	13,892	30.1%
Costs	(3,822)	(3,609)	(3,309)	5.9%	15.5%	(10,619)	(10,064)	5.5%
Gross profit	2,735	2,965	1,334	-7.8%	105.0%	7,458	3,828	94.8%
Selling expenses	(626)	(601)	(462)	4.2%	35.6%	(1,716)	(1,468)	16.9%
Administrative expenses	(334)	(323)	(251)	3.4%	33.2%	(948)	(743)	27.7%
Exploration expenses	(15)	(17)	(17)	-11.8%	-11.8%	(52)	(68)	-23.5%
Inventories write-down and reversal of impairment losses of property, plant and equipment	-	(8)	(5)	N/A	N/A	(8)	4	N/A
Other net operating results	161	(203)	(48)	N/A	N/A	(122)	(397)	-69.3%
Operating income	1,921	1,813	552	6.0%	248.0%	4,612	1,156	299.0%
Income from equity interests in associates and joint ventures	134	115	32	16.5%	318.8%	350	107	227.1%
Financial Income	31	63	28	-50.8%	10.7%	126	72	75.0%
Financial Cost	(304)	(312)	(257)	-2.6%	18.3%	(920)	(821)	12.1%
Other financial results	45	119	(16)	-62.2%	N/A	109	3	N/A
Net financial results	(228)	(130)	(245)	75.4%	-6.9%	(685)	(746)	-8.2%
Net profit before income tax	1,827	1,798	339	1.6%	438.7%	4,277	517	727.3%
Income tax	(631)	(593)	(537)	6.4%	17.5%	(1,467)	(667)	119.9%
Net (loss) / profit for the period	1,196	1,205	(198)	-0.7%	N/A	2,810	(150)	N/A
Net (loss) / profit for the period attributable to:
Shareholders of the parent company	1,181	1,201	(206)	-1.7%	N/A	2,786	(172)	N/A
Non-controlling interest	15	4	8	275.0%	87.5%	24	22	9.1%
Earnings per share attributable to shareholders of the parent company (basic and diluted)	0.30	0.31	(0.05)	-3.2%	N/A	0.71	(0.04)	N/A

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

5.3    SUMMARY OF CONSOLIDATED CASHFLOW STATEMENT

Summary Consolidated Cash Flow	3Q26	2Q26	3Q25	Q/Q ∆	Y/Y ∆	9M26	9M25	Y/Y ∆
Unaudited Figures, in US$ million
Cash BoP	1,318	1,326	774	-0.6%	70.3%	933	1,118	-16.5%
Net cash flow from operating activities	2,863	2,372	1,225	20.7%	133.7%	7,100	3,221	120.4%
Net cash flow from investing activities	(1,955)	(2,031)	(1,662)	-3.7%	17.6%	(4,695)	(4,303)	9.1%
Net cash flow from financing activities	(162)	(328)	497	-50.6%	N/A	(1,277)	871	N/A
FX adjustments & other	(77)	(21)	(35)	266.7%	120.0%	(74)	(108)	-31.5%
Cash EoP	1,987	1,318	799	50.8%	148.7%	1,987	799	148.7%
Investment in financial assets	1,667	1,156	217	44.2%	668.2%	1,667	217	668.2%
Cash + short-term investments EoP	3,654	2,474	1,016	47.7%	259.6%	3,654	1,016	259.6%
FCF	901	824	(759)	9.3%	N/A	2,596	(2,081)	N/A

FCF = Cash flow from Operations less capex (Investing activities), M&A (Investing activities), and interest and leasing payments (Financing activities).

3Q26	YPF	YPF	3Q26

6.       ABOUT YPF

YPF is the largest energy company in Argentina, fully integrated in the oil and gas value chain. Our main businesses are: (i) in the upstream, we produce ~30% of the country’s oil and gas, and we are the largest shale producer in Vaca Muerta, in process of divestment of conventional mature fields; (ii) in the downstream, we operate 3 refineries (+50% of Argentina’s refining capacity) and lead the local diesel and gasoline sales (market share >55%); and (iii) in new energies, YPF Luz, our subsidiary, is the third largest power generation company in Argentina. The Government is the controlling shareholder with a 51% stake, and YPF is listed in the NYSE and ByMA.

7.       DISCLAIMER

Additional information about YPF S.A., a sociedad anónima organized under the laws of Argentina (the “Company” or “YPF”) can be found in the “Investors” section on the website at www.ypf.com.

This document does not constitute an offer to sell or the solicitation of any offer to buy any securities of the Company, in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities Exchange Commission (“SEC”), the Comisión Nacional de Valores (Argentine National Securities and Exchange Commission, or “CNV”) or an exemption from such registrations.

No reliance may be placed for any purpose whatsoever on the information contained in this document or on its completeness. Certain information contained in this document may have been obtained from published sources, which may not have been independently verified or audited. No representation or warranty, express or implied, is given or will be given by or on behalf of the Company, or any of its affiliates (within the meaning of Rule 405 under the Act, “Affiliates”), members, directors, officers or employees or any other person (the “Related Parties”) as to the accuracy, completeness or fairness of the information or opinions contained in this document or any other material discussed verbally, and any reliance you place on them will be at your sole risk. Any opinions presented herein are based on general information gathered at the time of writing and are subject to change without notice. In addition, no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) is or will be accepted by the Company or any of its Related Parties in relation to such information or opinions or any other matter in connection with this document or its contents or otherwise arising in connection therewith.

This document may also include certain non-IFRS (International Financial Reporting Standards) financial measures which have not been subject to a financial audit for any period. The information and opinions contained in this document are provided as at the date of this document and are subject to verification, completion and change without notice.

This document includes “forward-looking statements” concerning the future. The words such as “believes,” “thinks,” “forecasts,” “expects,” “anticipates,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions are included with the intention of identifying statements about the future. For the avoidance of doubt, any projection, guidance or similar estimation about the future or future results, performance or achievements is a forward-looking statement. Although the assumptions and estimates on which forward-looking statements are based are believed by our management to be reasonable and based on the best currently available information, such forward-looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.

Forward-looking statements speak only as of the date on which they were made, and we undertake no obligation to release publicly any updates or revisions to any forward-looking statements contained herein because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward-looking statements contained in this document. Further information concerning risks and uncertainties associated with these forward-looking statements and YPF’s business can be found in YPF’s public disclosures filed on EDGAR (www.sec.gov) or at the web page of the Argentine National Securities and Exchange Commission (www.argentina.gob.ar/cnv).

You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements. This document is not intended to constitute and should not be construed as investment advice. The information contained herein has been prepared to assist interested parties in making their own evaluations of YPF.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: October 28, 2026	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer